Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:    Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

THE FOLLOWING IS AN INTERNAL COMMUNICATION TO EMPLOYEES TO UPDATE THEM ON THE STATUS OF THE PROPOSED MERGER AND TO RESPOND TO FREQUENTLY ASKED QUESTIONS.

MERGER NEWS

Approving the Merger

What’s going on behind the scenes

An interview with Tom Bucknum, Executive Vice President & General Counsel for Biogen

We know that a lot of eyes are on this merger...the SEC, the FTC, analysts, shareholders...What are their roles in all of this? And what are we doing to keep the approval process on course? Quite a bit, according to Tom Bucknum, who is leading the effort to secure regulatory approvals. Here are his insights on the process and the progress we’ve made so far.

Who needs to approve the merger?

After unanimous approvals by both Biogen and IDEC’s boards of directors, there are four key “approvers” before closing: the Securities and Exchange Commission (SEC), the Federal Trade Commission (FTC), and the shareholders for each company.

Each has a distinct role and focus for review and approval. A merger like this is a significant transaction affecting many interests. In essence, each assures the interests they represent are protected. The reviews are thorough and carefully done.

What is the SEC’s responsibility?

The SEC is responsible for ensuring we fully disclose the benefits and risks of the merger so shareholders can make well-informed decisions. The primary document the SEC reviews is called an S-4. This is a draft of the document we intend to send to shareholders to explain the rationale for the merger before they cast their vote. The SEC will approve the S-4 when they’re satisfied it presents a fully accurate and balanced picture of the merger.

We filed the S-4 the week of July 14. We’ve heard from the SEC that they’ve commenced their review. Over the next few weeks, we expect to have a number of inquiries from them and discussions as we move toward a document that meets their needs.

An interesting aspect of this process is the extent to which it all plays out in public. The draft of the S-4 is made public on the SEC’s website as are many other documents we prepare to communicate with employees and other audiences during the process. If anyone’s interested in reading the S-4, it’s on the SEC website.*

What does the FTC review involve?

The FTC is responsible for antitrust enforcement in the pharmaceutical industry. Their review is to assure the merger does not significantly affect competition in any relevant market. A couple of weeks ago, we submitted a pre-merger filing with the FTC describing each company’s research and development strategies, as well as the products we market. We then had a discussion with them last week to answer their questions to assure they understood the products and markets.

We were also required to make pre-merger filings in a number of other countries where we market our products.

Because the two companies do not have significant overlap in research, development, or marketing — Biogen markets products in MS and psoriasis; IDEC markets products in oncology — we do not expect major antitrust concerns.

How long will the SEC and FTC approvals take?

It depends on the number of questions they have. Usually the process involves several rounds of inquiry and response. We’re hoping to gain approval in September.

What happens then?

Once we have the final, approved S-4 from the SEC and the approval of the FTC, we can move on to the next round of approval: the shareholders. Biogen will send the joint proxy statement/prospectus contained in the S-4 and a proxy card to vote for the merger to all of its shareholders and IDEC will do the same, on the same day. Thirty days later, each company will hold special shareholders’ meetings to hear the votes.

In addition, we will need to select a Board of Directors for the new company. Each existing Board will nominate six members to the new Board. Jim Mullen will be one of the six from Biogen and Bill Rastetter will be one of the six from IDEC.

It sounds like we went through a very thorough due diligence process before we even reached a merger agreement.

Both companies were very thorough in their due diligence efforts. This helped convince both the management and Boards that the fit of the companies was elegant. The process was very intensive and involved relatively small teams from each company in key functional areas: R&D, Commercial, Technical Operations, Regulatory, Human Resources, Finance, Legal & Intellectual Property. Each team conducted an exhaustive review of documents provided by counterpart teams and the teams met to answer questions and discuss critical issues. For example, the legal teams presented information to each other on patents, litigation, contracts, and so on.

We presented the results of our due diligence in detail to our Board of Directors during several meetings to assure they fully understood IDEC’s business.

During this time we were also preparing the definitive merger agreement between the parties and negotiating the transaction terms, and beginning initial discussion on how we might integrate two companies’ compensation and benefit plans.

So what’s next from the legal view?

My legal team (Chief Corporate Counsel, Anne Marie Cook; Chief Intellectual Property Counsel, Ray Arner; and a core of leading M&A lawyers from Skadden Arps) has been driving the legal process to assure we anticipate and stay ahead of all the issues that pop up. So far, so good.

Key focuses now are assuring SEC and FTC get the information they need so the process moves quickly. Then we move on to shareholder approval. We also have a myriad of other related matters to work on including a new company name, logo, domain name and trademark clearances; new company board, committees, and charters; new form for stock certificates; new company NASDAQ ticker symbol, etc.

There’s a lot of work to complete and many moving parts. We’re realistically optimistic that we can wind it all up and close in the fall.

Tom Bucknum joined Biogen in 1996 as Chief Corporate Counsel and became Vice President and General Counsel in 1999. Before Biogen, he was with DuPont Merck Pharmaceutical Company, serving in various regulatory and business management roles, most recently as General Counsel for the firm. He holds a B.S. in pharmacy, an M.S. in Pharmacology, and a J.D. from Temple University.

* If you’d like to review the S-4 or any other documents filed for the merger, go to www.sec.gov. In “Filings & Forms,” click on “Search for company filings.” Then click on “Companies & Other Filers.” In Company Name box, type IDEC and click “Find Companies.” That will take you to a list of filings and you can click on the one you’d like.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding obtaining necessary approvals required for the merger. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially, including that we may be unable to obtain the approvals. For detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

On July 16, 2003, IDEC Pharmaceuticals Corporation filed a registration statement with the SEC on Form S-4 that includes a preliminary joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant materials regarding the proposed merger transaction. Investors and security holders of Biogen and IDEC are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on July 16, 2003, the definitive joint proxy statement/prospectus when it become available and any other relevant materials filed by Biogen or IDEC with the SEC when they become available, because they contain, or will contain, important information about IDEC, Biogen and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Biogen and IDEC seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121 when it becomes available. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Investors and securityholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction when they become available before voting or making any investment decision with respect to the proposed transaction.

Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen’s 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information about the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC’s 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction may be obtained by reading the preliminary joint proxy statement/prospectus of IDEC and Biogen filed with the SEC on July 16, 2003 and the definitive joint proxy statement/prospectus when it becomes available.